

Mail Stop 4631

October 27, 2009

Eli D. Scher, CEO, GSME Acquisition Partners I
c/o Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

> Re: GSME Acquisition Partners I
>   Registration Statement on Form F-1
>   Filed October 16, 2009
>   File No. 333-162547

Dear Mr. Scher:

   We have reviewed your registration statement. Where indicated, we think you should revise your document in response to these comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that if you have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to twelve months from the consummation of this offering, you will have an additional six months to consummate a business combination. Please tell us supplementally whether you will have to seek shareholder approval to extend the period of time to consummate a business combination.

2. Supplementally, please clarify whether you are registering the offering of the shares underlying the warrants.

Prospectus Summary, page 1

3. We note your response to prior comment 3. Please disclose that the depletion of the trust account funds resulting from the attempt to ensure a positive vote in favor of a business combination, could impact your ability to effect a business combination.

Memorandum and Articles of Incorporation…, page 7

4. We note your response to prior comment 8. Please revise to indicate whether the provisions of your governing instruments that you have the ability under governing corporate law to change include those related to your proposed offering, structure and business plan.

      You may contact Melissa Rocha at (202) 551-3854 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729, with any other questions

      Sincerely,

      Pamela A. Long
      Assistant Director

CC: David Alan Miller, Esq.
       Jeffery M. Gallant, Esq.
       212-818-8881